Exhibit 99.2

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone
Petach Tikva 49101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Arieh Reichart and Amnon Shemer, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, November 9, 2011 at 10:00 a.m. (Israel time) at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 4 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR CLASS III DIRECTOR NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

Novemeber 9, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

00003330032032300000 0	110911

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS III DIRECTORS
NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2 AND “FOR” PROPOSALS 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	1.	To re-elect three Class III directors to serve until the 2014 Annual General Meeting of Shareholders.
			FOR	AGAINST	ABSTAIN
		EREZ MELTZER	☐	☐	☐
		YARON MALKA	☐	☐	☐
		AMIT MANTSUR	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Items 2 and 3.

			FOR	AGAINST	ABSTAIN
	2.	To re-elect Mr. Eytan Barak as an outside director for a second three-year term.	☐	☐	☐
			YES	NO
		Are you (a) a controlling shareholder of Eltek Ltd.; or (b) do you have a personal interest in the re-election of Mr. Eytan Barak as a result of your relationship with the controlling shareholders?	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	To approve a transaction with a supplier that is controlled by our controlling shareholder.	☐	☐	☐
			YES	NO
		Do you have a personal interest in approving the transaction with a supplier that is controlled by the controlling shareholder?	☐	☐
			FOR	AGAINST	ABSTAIN
4.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2011.
			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
VOTES CAST FOR ITEMS 2 AND 3 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.